

January 17, 2012

Via E-Mail
Mr. James F. Palmer
Chief Financial Officer
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

> **Re:** **Northrop Grumman Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 001-16411**

Dear Mr. Palmer:

We have reviewed your response letter dated January 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Segment Financial Measures, page 43

1. We note your response to previous comment number one and your proposed disclosures and do not believe you addressed the comment satisfactorily. We also disagree with your statement that the requested disclosures would provide little or no benefit to investors. While we note your response that your accounting systems are not designed to track costs by element on a company-wide basis and do not tag or identify cost elements of individual contracts in a way that can be aggregated, we believe that MD&A, at a minimum should provide a tabular analysis of costs at a level at which your systems permit you to. For a company with the size and breadth of operations as yours, costs should be discussed and analyzed in a way that allows your investors to properly evaluate your results. We believe that your discussion of changes in cost of product sales and

services revenue at both the consolidated and segment level should be significantly expanded. For example, in your discussion of consolidated operating results, you disclose that the decrease in cost of product sales as a percentage of product sales was primarily due to lower GAAP pension expenses and performance improvements in Aerospace Systems and Electronic Systems. We believe that this disclosure should be expanded to discuss the nature and amount of the significant "performance improvements." This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

2. Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of sales, or operating costs, for each of products and services were disclosed for each segment as appropriate, along with disclosure of any other major category of costs and expenses that is material in deriving each segment's operating income or loss so that investors may readily see the relative magnitude of each.

With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

- Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with a copy of your intended revised disclosures.

Note 1-Summary of Significant Accounting Policies
Revenue Recognition, page 63, and
Critical Accounting Policies, page 33

3. We note your response to previous comment number two and disagree with your analysis of ASC 250-10-50-4. We do not believe that this guidance should be applied to each individual contract when evaluating whether the adjustments are material and therefore require disclosure. Instead, we believe that all adjustments to contract estimates to complete should be evaluated in the aggregate, on a gross basis, by analogy to the examples illustrated in ASC 250-10-20. Specifically, similarly to revising service lives and salvage values of depreciable assets (in plural), or uncollectible receivables (in plural), the analysis is performed on an aggregate basis and not on an individual asset or receivable basis. Therefore, we continue to believe that your notes to the financial

statements should be revised to disclose the impact of the aggregate changes in contract estimates on your results of operations and should include an analysis of the underlying reasons for the changes in estimates. Please provide us with draft disclosure language which you intend to include in your next filing.   Furthermore, the $1 million threshold used to determine the amount of favorable and unfavorable cumulative catch-up adjustments that will be disclosed in MD&A appears arbitrary. Please explain to us how you concluded that individual profit rate adjustments below $1 million do not aggregate to a material amount for inclusion in your disclosure. Note that unless factual evidence supports that the total of all adjustments under $1 million results in an immaterial amount, we believe the aggregate gross adjustments, excluding the use of a de minimis threshold, should be presented for each period. We believe that it is not appropriate to evaluate adjustments for materiality on a contract by contract basis.   Please confirm that your disclosure will be revised to this effect.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief